EXHIBIT 12.1
EURONET WORLDWIDE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
(dollar amounts in thousands)	2014	2013	2014	2013
Pretax income before adjustment for income from unconsolidated subsidiaries	$29,226	$26,690	$50,883	$41,782
Add:
Fixed charges	4,330	5,142	8,053	10,455
Adjusted pretax income	$33,556	$32,158	$58,936	$52,563
Fixed charges:
Interest expense	$2,442	$2,575	$4,430	$5,434
Estimate of interest within rental expense	1,888	2,567	3,623	5,021
Total fixed charges	$4,330	$5,142	$8,053	$10,455
Ratio of earnings to fixed charges	7.7	6.3	7.3	5.0